August 9, 2005

      Mail Stop 4561

Robert P. Johnson
President
AEI Income & Growth Fund 26 LLC
1300 Wells Fargo Place
30 East Seventh Street
St. Paul, MN 55101

Re:	AEI Income & Growth Fund 26 LLC
	Registration Statement on Form SB-2/A-1
      Filed July 26, 2005
      Registration No. 333-125266

Dear Mr. Johnson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In response to previous comment 1, please revise the registration fee table and prospectus cover page to disclose the number of units being registered under the distribution reinvestment plan.
2. We note your response to previous comment 3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.
3. We note your response to comment 10.  Please relocate the "Who
May
Invest" section immediately after the cover page. Refer to Item 2 of
Guide 5.
4. We note your response to comment 6. We may have additional comments once we have received and reviewed copies of the referenced reports.

Estimated Use of Proceeds, page 13
5. The offering expenses disclosed in the table appear to be inconsistent with the amount disclosed in the compensation table on page 27. Please revise to conform.

Financial Statements, page 45

General
6. Please continue to monitor the updating requirements of Rule
310
(g) of Regulation S-B.

Financial Statements of AEI Fund Management XXI, Inc., page 49

Financial Statement Presentation, page 50
7. We have reviewed your response to comment 18. Since the scope of
EITF 04-5 is limited to entities that are not variable interest entities under FIN 46(R), please further expand your response to clarify your consideration of FIN 46(R). Please also consider disclosing the basis for your consolidation policy and the early adoption of EITF 04-5 within your audited financial statements.

Sales Literature

Broker Fact Sheet
8. Since the Fund will not be listed and is not a REIT, the returns of the NAREIT Index are not an appropriate indicator of performance or volatility. In addition, NAREIT Index returns are not an appropriate proxy for "real estate investments" generally.
Accordingly, please remove the reference to NAREIT Index returns.

Tombstone Advertisement
9. Please advise us how the various headlines and the legend comply with the requirements of Rule 134 of the Securities Act.

Public Fund Composite Historical Distribution Summary
10. Please provide us the data underlying the chart for each of the funds, including information on the source of the distributions. In addition, please advise us whether the information in the graph is derived from information included in the prior performance tables in the prospectus. In addition, please include balancing summary risk factor disclosure.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn, Accounting Examiner, at 202-
551-
3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas O. Martin, Esq. (via facsimile)


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Robert P. Johnson
AEI Income & Growth Fund 26 LLC
August 9, 2005
Page 1